PAGE 1
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                            ------------------------
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            GOODNOISE CORPORATION
                            ------------------------
                               (Name of Issuer)

                                  Common Stock
                            ------------------------
                        (Title of Class of Securities)

                               ________________
                                   38238R104
                                 CUSIP Number



                             Nicholas J. Puro, Esq.
                                Pavia & Harcourt
                             600 Madison Avenue
                            New York, NY 10022
                                (212) 980-3500
                      -----------------------------------
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                                 March 24, 1999
                         -----------------------------
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:        / /

Check the following box if a fee is being paid with this statement:          /x/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See (Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment



                              (Page 1 of [ _____ ] pages)
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PAGE 2
CUSIP NO. 38238R104                   13D


containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              (Page 2 of [ ____]  pages)

CUSIP NO. 38238R104                   13D


         1)    Name of Reporting Persons: INVESCO Private Capital, Inc.
                   S.S. or I.R.S. Identification No. of above person: 13-372588

--------------------------------------------------------------------------------
      2)       Check the Appropriate Box if a Member of a Group*
       (a)      / /
           ----------------------------------------------
       (b)      /X/
               ----
--------------------------------------------------------------------------------
       3)      SEC Use Only
             ----------------------------------------------
--------------------------------------------------------------------------------
         4)      Source of Funds* : 00
--------------------------------------------------------------------------------
         5)      / /    Check if Disclosure of Legal Proceedings is
                       Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        6)      Citizenship or Place of Organization:  USA
--------------------------------------------------------------------------------
        7)      Sole Voting Power
                3,333,400
          ------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

        8)      Shared Voting Power

                    0
        --------------------------------------------------------

        9)  Sole Dispositive Power

                3,333,400
        --------------------------------------------------------

        10)  Shared Dispositive Power

                   0
        --------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 3,333,400 (See Item 2)
--------------------------------------------------------------------------------
12)  / /  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
--------------------------------------------------------------------------------
13)  Percent of Class Represented by amount in Row (11):
     17.5%
--------------------------------------------------------------------------------
14)  Type of Reporting Person*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                              (Page 3 of ____ pages)

PAGE 4
CUSPI NO. 38238R104

1) Name of Reporting Persons: Chancellor Private Capital Partners III L.P. S.S. or I.R.S. Identification No. of above person: 13-3928734

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group*
   (a) /  /
       ----------------------------------------------
   (b) /X/
       ----------------------------------------------
--------------------------------------------------------------------------------
3) SEC Use Only
   --------------------------------------------------
--------------------------------------------------------------------------------
4) Source of Funds* : 00
--------------------------------------------------------------------------------
5) / /    Check if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:  USA
--------------------------------------------------------------------------------
7)  Sole Voting Power

    0
    ------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With
        8)  Shared Voting Power
                0
            ------------------------------
        9)  Sole Dispositive Power
                0
            ------------------------------
        10) Shared Dispositive Power
                0
            ------------------------------
11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 3,333,400  (see Item 5, Note 2)
--------------------------------------------------------------------------------
12)  / /  Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
--------------------------------------------------------------------------------
13)  Percent of Class Represented by amount in Row (11):
     17.5%
--------------------------------------------------------------------------------
14)  Type of Reporting Person*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 4 of [ ____ ] pages)

PAGE 5
CUSIP NO. 38238R104                13D


1)       Name of Reporting Persons:
           CitiVenture 96  Partnership L.P.
         S.S. or I.R.S. Identification No. of above person: 98-0169169

2)       Check the Appropriate Box if a Member of a Group*
           (a) / /
           ----------------------------------------------
           (b) /X/
           ----------------------------------------------
--------------------------------------------------------------------------------

3)         SEC Use Only
      ----------------------------------------------------
4)         Source of Funds* : 00
--------------------------------------------------------------------------------
5)         / /   Check if Disclosure of Legal Proceedings is
                 Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization: Cayman Islands
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

      7)  Sole Voting Power

          0
         ------------------------------------------------
      8)  Shared Voting Power
          0
         ------------------------------------------------
      9)  Sole Dispositive Power
            0
         ------------------------------------------------
      10)  Shared Dispositive Power
            0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person: 3,333,400
                                      (See Item 5, Note 3)
--------------------------------------------------------------------------------
12)  / /  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares*
--------------------------------------------------------------------------------
13)  Percent of Class Represented by amount in Row (11):
      17.5%
--------------------------------------------------------------------------------
14)  Type of Reporting Person*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 5 of ____ pages)

PAGE 6
CUSIP NO. 38238R104                   13D


1)       Name of Reporting Persons: Chancellor Private Capital
            Offshore Partners II, L.P.
         S.S. or I.R.S. Identification No. of above person: 98-0169351
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group*
          (a) / /
          ------------------------------
          (b)    /X/
          ------------------------------
--------------------------------------------------------------------------------
3)        SEC Use Only
          ---------------------------------------------
--------------------------------------------------------------------------------
4)       Source of Funds* : 00
--------------------------------------------------------------------------------
5)       / /    Check if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization: Cayman Islands
--------------------------------------------------------------------------------
7)  Sole Voting Power

     0
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

   8)  Shared Voting Power
         0
   ----------------------------------------------------------
   9)  Sole Dispositive Power
         0
   ----------------------------------------------------------
  10)  Shared Dispositive Power

         0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person: 3,333,400
                                    (See Item 5, Note 4)
--------------------------------------------------------------------------------
12)  / /  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares*
--------------------------------------------------------------------------------
13)  Percent of Class Represented by amount in Row (11):
    17.5%
--------------------------------------------------------------------------------
14)  Type of Reporting Person*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 6 of ____ pages)

PAGE 7
CUSIP NO. 38238R104                    13D


1)    Name of Reporting Persons: Chancellor Private Capital
         Offshore Partners I, C.V.
      S.S. or I.R.S. Identification No. of above person: 98-0171486
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group*
      (a) / /
        ------------------------------
      (b)    /X/
      --------------------------------
3)                    SEC Use Only
---------------------------------------------
--------------------------------------------------------------------------------
4)       Source of Funds* : 00
--------------------------------------------------------------------------------
5)      / /    Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place of Organization: Cayman Islands
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

      7)  Sole Voting Power

           0
        -----------------------------------------------------------------------
      8)  Shared Voting Power
            0
        ----------------------------------------------------------------------
      9)  Sole Dispositive Power
            0
        -----------------------------------------------------------------------

      10)  Shared Dispositive Power

           0
        -----------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person: 3,333,400
                                     (See Item 5, Note 5)
--------------------------------------------------------------------------------
12)  / /  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares*
--------------------------------------------------------------------------------
13)  Percent of Class Represented by amount in Row (11):
        17.5%
--------------------------------------------------------------------------------
14)  Type of Reporting Person*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 7 of ____ pages)

PAGE 8
CUSIP NO. 38238R104                    13D


1)       Name of Reporting Persons:
           CitiVenture III Private Participation Limited
         S.S. or I.R.S. Identification No. of above person:  Foreign entity - not applicable
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group*
          (a) / /
              ------------------------------
          (b)    /X/
              ------------------------------
3) SEC Use Only
---------------------------------------------
--------------------------------------------------------------------------------
4)       Source of Funds* : 00
--------------------------------------------------------------------------------
5)       / /   Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization: Jersey Channel Island
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

      7)  Sole Voting Power

           0
      ------------------------------------------------------------------------
      8)  Shared Voting Power
           0
      ------------------------------------------------------------------------
      9)  Sole Dispositive Power
           0
      ------------------------------------------------------------------------

      10)  Shared Dispositive Power

           0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person: 3,333,400   (See Item 5, Note 6)
--------------------------------------------------------------------------------
12)  / /  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares*
--------------------------------------------------------------------------------
13)  Percent of Class Represented by amount in Row (11):
    17.5%
--------------------------------------------------------------------------------
14)  Type of Reporting Person*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 8 of ____ pages)

PAGE 9
CUSIP NO. 38238R104                 13D

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to shares of Common
Stock, $.01 par value per share (the "Securities") of GoodNoise Corporation, a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 719 Colorado Avenue, Palo Alto, California 94303. The IPC Clients (as defined below) are the legal owners of Series B Preferred Stock into the Securities.

Item 2.  Identity and Background.

The following information is given with respect to each Reporting
Person which is a corporation, general partnership or limited partnership:


(a) - (c)   This statement is being filed by INVESCO Private Capital, Inc.
("IPC") whose principal executive offices are located at 1166 Avenue of the Americas, New York, NY 10036. IPC is an investment adviser registered with the U.S. Securities and Exchange Commission (the
"SEC") under the Investment Advisers Act of 1940, as amended.
Several clients of IPC (the "IPC Clients") are the legal owners of the securities covered by this Schedule 13D. Pursuant to investment management contracts with each of the IPC Clients, IPC has sole investment discretion and voting authority with respect to such securities.

Except as expressly stated herein, each of the Reporting Persons filing this Schedule 13D disclaim beneficial ownership of the securities of the Issuer owned by any other shareholder or any other person.


ADDITIONAL ITEM 2 INFORMATION REGARDING EACH ENTITY NAMED ABOVE

         None of the Reporting Persons has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



                             (Page 9 of ____ pages)

PAGE 10
CUSIP NO. 38238R104

Item 3.  Source and Amount of Funds or Other Consideration.

         All shares beneficially owned by each of the Reporting Persons were previously acquired and have been paid for in full.

Item 4.  Purpose of Transaction.

The purpose of the transaction is to provide the issuer with funds for working capital and general corporate purposes.

Item 5.  Interest in Securities of the Issuer.

         The following table sets forth the number of shares beneficially owned by each of the Reporting Persons as of March 24, 1999

                                                       NUMBER OF
                                                        SHARES
STOCKHOLDER                                             OWNED            NATURE OF OWNERSHIP
---------------------------------------------------  -------------    ---------------------------
INVESCO Private Capital, Inc.                        3,333,400(1)     Sole voting and disposition power
INVESCO Private Capital, Inc.                                0        Shared voting and disposition power
Chancellor Private Capital Partners III L.P.(2)              0        Sole voting and disposition power
Chancellor Private Capital Partners III L.P.                 0        Shared voting and disposition power
Citiventure 96 Partnership L.P.(3)                           0        Sole voting and disposition power
Citiventure 96 Partnership L.P.                              0        Shared voting and disposition power
Chancellor Private Capital Offshore Partners II, L.P(4)      0        Sole voting and disposition power
Chancellor Private Capital Offshore Partners II, L.P         0        Shared voting and disposition power
Chancellor Private Capital Offshore Partners I, C.V.(5)      0        Sole voting and disposition power
Chancellor Private Capital Offshore Partners I, C.V.         0        Shared voting and disposition power
Citiventure III Private Participation Limited (6)            0        Sole voting and disposition power
Citiventure III Private Participation Limited                0        Shared voting and disposition power

          (Page 10 of [ ___]  pages)

1.  See Item 2

2. Beneficial owner of 3,333,400 shares as a result of group membership and legal owner of 379,000 shares.
                   -------

3. Beneficial owner of 3,333,400 shares as a result of group membership and legal owner of 1,627,100 shares.
                   ---------

4. Beneficial owner of 3,333,400 shares as result of group membership and legal owner of 624,000 shares.
             -------

5. Beneficial owner of 3,333,400 shares as a result of group membership and legal owner of 58,300 shares.
                   ------

6. Beneficial owner of 3,333,400 shares as a result of group membership and legal owner of 645,000 shares.
                   -------

PAGE 11
CUSIP NO. 382388R104          13D

(1) INVESCO Private Capital, Inc. disclaims legal and beneficial ownership to all such shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships among the Reporting Persons except as referred to or described in this Statement on Schedule 13D.




                             (Page 11 of ___ pages)

PAGE 12
CUSIP NO.  38238R104                    13D


                          SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: _________________

            19
INVESCO PRIVATE CAPITAL, INC.


   By: /s/ Parag Saxena
       ----------------------
Title: Managing Director


CHANCELLOR PRIVATE CAPITAL PARTNERS III, L.P.

By:  CPCP Associates, L.P., its General Partner

     By:  INVESCO Private Capital Inc., its General Partner

     By:    /s/ Parag Saxena
            --------------------
     Title: Managing Director



CITIVENTURE 96 PARTNERSHIP, L.P.

By:  INVESCO Private Capital Inc., as Investment Adviser

     By:    /s/ Parag Saxena
            --------------------
     Title: Managing Director


CHANCELLOR PRIVATE CAPITAL OFFSHORE PARTNERS II, L.P.

By:  CPCP Associates, L.P., its General Partner

          By: INVESCO Private Capital Inc., its General Partner

          By:    /s/ Parag Saxena
                 --------------------
          Title: Managing Director


CHANCELLOR PRIVATE CAPITAL OFFSHORE PARTNERS I, C.V.

By:  Chancellor KME IV Partner, L.P., its General Partner

          By:  INVESCO Private Capital Inc., its General Partner

          By:    /s/ Parag Saxena
                 --------------------
          Title: Managing Director



CITIVENTURE III Private Participation Limited

          By:    /s/ Michael Going
                 --------------------
          Title: Drake & Co. Nominee